UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 1
Elbit Systems Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
M3760D101
(CUSIP Number)
Paul Weinberg, Adv. Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A CUSIP NO. M3760D101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			0%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO.M3760D101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			X
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			0%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. M3760D101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			0%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. M3760D101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			0%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. M3760D101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			0%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. M3760D101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			0%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. M3760D101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			0%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. M3760D101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			0%
14.	Type of Reporting Person (See Instructions)
	IN

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D, previously filed with the Securities and Exchange Commission by Elron Electronic Industries Ltd. ("Elron"), Discount Investment Corporation Ltd. ("DIC"), IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat ("the Reporting Persons") on July 23, 2003 ("Original 13D") with respect to the Reporting Persons' holdings in Elbit Systems Ltd. (the "Issuer"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Original 13D.

As of July 28, 2004, the Reporting Persons ceased to be the beneficial owners of more than 5% of the ordinary shares of the Issuer (the "Ordinary Shares"). Accordingly, this is the Reporting Persons' final amendment to the Original 13D and is an exit filing.

Item 4. Purpose of Transaction

This Amendment No.1 is being filed to report a decrease in the Reporting Persons' beneficial ownership of Ordinary Shares

As of July 28, 2004, the Reporting Persons ceased to be the beneficial owners of more than 5% of Ordinary Shares. Accordingly, this is the Reporting Persons' final amendment to the Original 13D and is an exit filing.

Item 5. Interest in Securities of the Issuer

(a)-(c) Item 5 is hereby amended and restated in its entirety as follows:

On July 28, 2004, Elron sold 7,815,448 Ordinary Shares or approximately 19.6%, of the outstanding Ordinary Shares to Federmann Enterprises Ltd. in consideration for approximately $197 million (the "Disposition"). As a result of the Disposition, the shareholders agreement between Elron and the Federmann Group dated December 19, 1999 (the "Shareholders Agreement") is no longer of force and effect and therefore, the Reporting Persons are no longer deemed to share voting power of, and to beneficially own, any Ordinary Shares that are owned by the Federmann Group by virtue of the Shareholders Agreement. In these circumstances, as of July 28, 2004, following the Disposition, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer's Ordinary Shares.

As of July 28, 2004, as a result of the Disposition and the termination of the Shareholders Agreement, Elron no longer owns any Ordinary Shares.

As of July 28, 2004, as a result of the Disposition and the termination of the Shareholders Agreement, DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons no longer own any Ordinary Shares.

Except for the Disposition, none of the Reporting Persons purchased or sold any Ordinary Shares from May 29, 2004 through August 5,2004.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC and Elron beneficially owned as of July 28, 2004 an aggregate of 1,683 Ordinary Shares including up to 1,500 Ordinary Shares that may be acquired pursuant to options to purchase such shares from the Issuer, exercisable within 60 days from July 28, 2004. According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares from May 1, 2004 through July 28, 2004.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: August 12, 2004

ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: IDB HOLDING CORPORATION LTD.

BY: /s/Haim Tabouch and Arthur Caplan

Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the Original 13D as Exhibits 3 through 9.